SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C.  20549
		  Schedule 13G
Under the Securities Exchange Act of 1934
(Amendment No.  6 )*

	INLAND STEEL INDUSTRIES, INC.    (Name of Issuer)

	 Common Stock  (Title of Class of Securities)

	  457472108  (CUSIP Number)

Check the following box if a fee is being paid with this statement
( ). (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover pages shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 7  Pages
CUSIP NO.  457472108
		    13G

1  NAME OF REPORTING PERSON
   S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Bankmont Financial Corp. (Previously updated by Harris
       Bankcorp, Inc. on behalf of Bankmont Financial Corp.)
       51-0275712

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                    					 (a) (   )
 See Exhibit               (b) ( X )

3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION
       A Delaware Corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5 SOLE VOTING POWER    3,733,727

6  SHARED VOTING POWER      0

7 SOLE DISPOSITIVE POWER       3,730,727

8 SHARED DISPOSITIVE POWER      900

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

		3,733,727

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9         7.8%

12 TYPE OF REPORTING PERSON           HC

*SEE INSTRUCTION BEFORE FILLING OUT

1(a)  NAME OF ISSUER:

  Inland Steel Industries, Inc.

1(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

     30 West Monroe Street
     Chicago, IL  60603

2(a)  NAME OF PERSON FILING:

     Bankmont Financial Corp.(Previously filed by Harris Bankcorp, Inc. on behalf of Bankmont Financial Corp.)

2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR RESIDENCE:

     111 West Monroe Street
     P. O. Box 755
     Chicago, IL  60690

2(c) PLACE OF ORGANIZATION OR CITIZENSHIP:

    A Delaware Corporation

2(d)  TITLE OF CLASS OF SECURITIES:

	  Common stock $1 Par Value

2(e) CUSIP NUMBER:

     457472108

3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:
(a) [  ]  Broker or dealer registered under section 15 of the Act.
(b) [X]  Bank as defined in section 3(a)(6) of the Act.
(c) [  ]  Insurance company as defined in section 3(a)(19) of the Act.
(d) [ ] Investment company registered under section 8 of the Investment Company Act.
(e) [ ] Investment adviser registered under section 203 of the Investment Advisers Act of 1940.
(f) [ ] Employee benefit plan, pension fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or endowment fund; see Sec.240.13d-1(b)(1)(ii)(F).
(g) [X]  Parent holding company, in accordance with Sec.240.13d-
    1(b)(ii)(G).
(h) [  ]  Group, in accordance with Sec240.13d-1(b)(1)(ii)(H).

4  OWNERSHIP:

 (a) Amount Beneficially Owned:   3,733,727

 (b) Percent of Class:    7.8%

 (c) Number of Shares as to Which Such Person has:
     (i)  Sole power to vote or to direct the vote:  3,733,727

     (ii)  Shared power to vote or to direct the vote: 0

     (iii) Sole power to dispose or to direct the disposition of:
     	 	  3,730,727

     (iv)  Shared power to dispose or to direct the disposition of:
	           900


5 NOT APPLICABLE

6 OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON:
	   See Exhibit 2


7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
  THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

   Bankmont Financial Corp., a Parent Holding Company, filing on behalf of the following subsidiaries:

	  Harris Bankcorp, Inc., a Parent Holding Company
	  111 West Monroe Street
	  P. O. Box 755
	  Chicago, IL  60690

	  Harris Trust and Savings Bank, a bank
	  111 West Monroe Street
	  P. O. Box 755
	  Chicago, IL  60690

	  Harris Investment Management, Inc., an investment company 111 West Monroe Street
	  Chicago, IL  60603

	  Harris Bank St. Charles, a bank
	  1 East Main Street
	  St. Charles, IL  60174


8 NOT APPLICABLE

9 NOT APPLICABLE

10 CERTIFICATION:

By signing below, the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were acquired in the ordinary course of business and not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE: After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 13, 1996

BANKMONT FINANCIAL CORP.



BY:  (Alan G. McNally)
	  Alan G. McNally
	   President

			SCHEDULE 13G
			  Exhibit 1

Bankmont Financial Corp., a wholly-owned subsidiary of Bank of Montreal, owns Harris Bankcorp, Inc. Harris Trust and Savings Bank is a wholly
- -owned subsidiary of Harris Bankcorp, Inc.

Pursuant to Rule 13-d(f)1(iii), Harris Bankcorp, Inc. and Harris Trust and Savings Bank agree to this filing of Schedule 13G by Bankmont
Financial Corp. This exhibit is submitted as proof of their agreement and authorization for Bankmont Financial Corp. to file on their behalf.


Date:  February 13, 1996

HARRIS BANKCORP, INC.


BY:  (Thomas R. Sizer)
	 Thomas R. Sizer
	    Secretary


HARRIS TRUST AND SAVINGS BANK


BY:  (Robert J. Fridlel)
    Robert J. Fridell
     Vice President


			   SCHEDULE 13G
			     Exhibit 2

In accordance with Rule 13d-4, Bankmont Financial Corp., its wholly
- -owned subsidiary Harris Bankcorp, Inc. and its wholly-owned subsidiary Harris Trust and Savings Bank as Trustee, expressly disclaim beneficial ownership of the 684,934 Common Shares held by the Harris Trust and Savings Bank as Trustee of the Inland Steel Industries, Inc. Thrift Plan Employee Stock Ownership Plan and the 3,048,793 Shares of Inland Steel Industries, Inc. Series E ESOP Convertible Preferred Stock convertible into Shares of Common stock held by the Inland Steel Industries, Inc. Employee Stock Ownership Plan (the "Shares" and the "Plans"). These Shares are reported on Cover Sheet page 2 and also on pages 4 through 6 of this Schedule 13G. Under terms of the Plans, as amended, the Trustee is to vote the allocated Shares held by the Plans in accordance with the instructions received from Plan participants and to dispose of the allocated Shares in connection with tender offers in accordance with directions received from Plan participants. If no voting instructions or invalid voting instructions are received with respect to allocated Shares, the Trustee is to vote such Shares in the same manner and in the same proportion as the allocated Shares with respect to which the Trustee received valid voting instructions are voted. With respect to allocated Shares, if no directions or invalid directions are received in connection with tendering Shares, the Trustee is to treat such allocated Shares as if participants instructed the Trustee not to dispose of such Shares. With respect to unallocated Shares, the Trustee is to vote such Shares, or dispose of such Shares in connection with tender offers, in the same manner and in the same proportion as the allocated Shares with respect to which the Trustee received valid voting instructions or directions are voted or disposed. The actions and duties of the Trustee pursuant to the provisions of the Plan and the Trust, including but not limited to the provisions described above, are subject to the requirements of the Employee Retirement Income Security Act of 1974.

Attached to each of such Common Shares is a Preferred Stock Purchase
Right.